TETRA TECH, INC.
3475 East Foothill Boulevard
Pasadena, California  91107

CONFIDENTIAL TREATMENT REQUESTED
FOR CERTAIN SUPPLEMENTAL INFORMATION

August 30, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Nili Shah, Accounting Branch Chief

Re:	Tetra Tech, Inc.
File No. 0-19655

Dear Ms. Shah:

On August 18, 2006, Tracey Houser of the Staff provided additional verbal comments following the Staff’s review of the August 4, 2006 response of Tetra Tech, Inc. (the “Company”) to your June 21, 2006 comment letter.  This letter sets forth certain of such additional comments in italics and the Company’s responses to those comments.  The Company will respond to the balance of the additional comments in subsequent correspondence.

SEC Comment

1.             The Staff would like to have a copy of all the FY2005 monthly and quarterly reports.  The Staff has the September 2005 monthly report and the Q4 FY2005 performance overview, but would like to confirm that what was previously provided for those two reports are the entire reports.

Response

1.             The Company provided the entire monthly and quarterly reports for the periods of September 2004 and September 2005.  This data also included the Q4 information for those fiscal years.  In response to the Staff’s request for additional reports, the Company has included the Monthly Board Updates for each month in FY2005 in which such an update was prepared.  In addition, the Company has included the quarterly Board materials for the first three quarters of FY2005.  These reports are the same as those included in materials provided to the Board of Directors, and are complete as to the financial materials.  The Company did not include materials that are not relevant to the matters under review such as Board minutes, analyst reports, and Chairman and Committee reports.  The Company is requesting confidential treatment for the materials included with this response pursuant to Rule 83 promulgated by the SEC (17 C.F.R. Section 200.83) (“Rule 83”).

SEC Comment

2.             The Staff noted that the Q4 2005 performance overview report provided with the Company’s first response letter is marked “draft”.  The Staff wants to make sure that it has received the complete and final report.

Response

2.             The Company confirms that the referenced report is complete and final as submitted.

SEC Comment

3.             In regards to the segment issue, the Staff noticed that the reports the Company provided only had profit information by business unit the one spreadsheet, the AR analysis. In both of the Company’s responses, it was acknowledged that the CODM does receive profit information at the business unit level.  The Staff wants to make sure that they received all the pages of these reports, and if there were something else that has more detailed information, the Staff would like the pages from those reports as well.

Response

3.             The Company prepares the accounts receivable report quarterly for analysis of the AR and DSR performance indicators.  The report contains the AR information at the Company, segment and business unit levels.  The Company includes the report in the quarterly presentation to the Board of Directors.  There is no other information to be provided to the Staff since the report merely summarizes the various amounts for the relevant period.  The CODM does not use this information to manage the business.  The Company has provided the Staff with all pages from this report.

SEC Comment

4.             The Staff noted on page 17 of the Company’s 8/14/06 letter that there is mention of a flash report that the CODM receives, and the Staff is not sure if they have received this report or not.  The Staff is not exactly sure what this report is, so please let them know, and if they have not received such report, they would like to receive all the copies of that report as well.  If it is something that would help them to understand the goodwill impairment charges, they would like to have it for all of FY05.  If not, then the Staff would like to receive just the last report for FY05.

Response

4.             The Company prepares a monthly flash report that summarizes its preliminary operating results at the Company level, and by operating segment and business unit.  The flash report contains only preliminary financial information since the Company performs contract reviews and the financial close on a quarterly basis.    Due to system limitations, the flash report is used as an exception report for the monthly results.  A representative flash report was included with the Company’s 8/14/06 response letter.  In accordance with the Staff’s request, the Company has included a copy of the flash report for each month of fiscal 2005.  The Company is requesting confidential treatment for these materials pursuant to Rule 83.

* * * *

As indicated above, the Company will respond to the balance of the Staff’s oral comments in subsequent correspondence.  Should you have any additional comments with respect to the responses included in this letter, please contact David King, Executive Vice President and Chief Financial Officer, at (626) 470-2468; Steve Burdick, Vice President - Corporate Controller, at (626) 470-2463; or me at (626) 470-2469.

Very truly yours,

/s/ DAN L. BATRACK

Dan L. Batrack
Chief Executive Officer
DLB:dm

cc:	Tracey Houser, Staff Accountant
Al Pavot, Staff Accountant
Sam W. Box
David W. King
Steven M. Burdick
Janis B. Salin